Sekoya Holdings Ltd.

916 W. Broadway St.

Vancouver, BC

V5Z 1K7

February 29, 2008

Benjamin Phippen

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Sekoya Holdings Ltd.

Item 4.01 Form 8-K filed February 6, 2008

File No. 000-51977

Dear Mr. Phippen:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Sekoya Holdings Ltd. directly at the numbers provided above.

      Please find our disclosure revised in Section 4.01(a) as per your comments.

    2.       Please find our disclosure revised in Section 4.01(a) as per your comments.

    3.       Please find our disclosure revised in Section 4.01(b) as per your comments.

    4.       Please find a revised letter filed under Exhibit 16.

The company acknowledges that:

- the company is responsible for the adequacy and accuracy of the filing.

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Shirley Wong

President